December 13, 2010

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Post-effective amendments under Rule 485(a) to certain Form N-4
registration statements

Dear Ms. Samuel:

This letter responds to your comments on post-effective amendments we filed
recently under Rule 485(a) under the Securities Act of 1933 on behalf of Pruco
Life Insurance Company ("Pruco Life") and Pruco Life Insurance Company of New
Jersey ("PLNJ").

The Form N-4 registration statements being amended are as follows:

- Pruco Life's and PLNJ's Prudential Premier Retirement Variable Annuities
  (file nos. 333-162673 and 333-162678); and
- Pruco Life's and PLNJ's Prudential Premier Advisor Variable Annuities
  (file nos. 333-162680 and 333-162676)

Today, we are making a correspondence filing through EDGAR, which consists of
the prospectus for the Pruco Life XBLC Annuity. Through this correspondence
filing, you will see how we responded to your comments. For example, in this
draft prospectus, we have included the Highest Daily Lifetime Income benefits
in the body, and moved the Highest Daily Lifetime 6 Plus benefits to an
appendix. Today's prospectus draft also merges in (a) supplements issued
subsequent to May 1, 2010 and (b) some of the non-material changes planned for
the May 1, 2011 prospectuses to be filed under Rule 485(b). To facilitate your
review of the Highest Daily Lifetime Income changes, the blacklining in today's
filing generally focuses on Highest Daily Lifetime Income. We plan to make
non-correspondence filings of each registration statement (under Rule 485(a))
on or about December 17th and request acceleration of the effective date of
those filings to December 27, 2010.

2

A summary of your comments, along with our proposed responses, follows.

   1. Comment: In the section for Highest Daily Lifetime Income, in the first
      paragraph, we state that "[w]e reserve the right, in our sole
      discretion, to cease offering this benefit at any time." You asked us to
      discuss supplementally our legal basis for that reservation of right.

      Response: We are under no legal obligation to offer a Highest Daily
      Lifetime Income benefit for a specified period of time. Indeed, nothing
      in the riders or base annuity contract sets forth an obligation to offer
      the benefit for any specified duration. Thus, as is the case with our
      optional benefits generally, we have the legal right to cease offering
      the Highest Daily Lifetime Income benefits at any time. Of course, our
      cessation of the offering of an optional benefit would not alter the
      contractual rights of an Annuity owner to whom an optional benefit
      already had been issued.

   2. Comment: In the section for Highest Daily Lifetime Income, in the fourth
      paragraph, we state " . . . please see the applicable section in this
      prospectus." In addition, in the next paragraph, we refer to the 6 or 12
      month DCA program. Finally, in the sub-section entitled Key Feature –
      Protected Withdrawal Value, we state " . . . see examples on the
      following pages." You asked us to include cross references to each
      section.

      Response: We have included cross-references here and in the counterpart
      paragraphs of Spousal Highest Daily Lifetime Income.

   3. You asked for supplemental verification that the dates in the
      mathematical examples for Highest Daily Lifetime Income and Spousal
      Highest Daily Lifetime Income are correct.

      Response: we have reviewed these examples again and verified that they
      are correct.

   4. In the signature section of the 485(a) filings, you noted that the
      signature line for the depositor (e.g., Pruco Life) is not in all CAPS,
      as is the case for the signature line for the separate account.

      Response: to make it clearer that the depositor is signing both for its
      separate account and itself, we will revise the name of the depositor so
      that it appears in all CAPS.

3

We represent and acknowledge that:

- the depositor and the registrant are responsible for the adequacy and accuracy of the disclosure in the instant filing; and
- staff comments, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the instant filing; and
- the depositor and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this filing.

                              Sincerely,

                              /s/ C. Christopher Sprague

                              C. Christopher Sprague